

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2012

Via E-mail
Anthony Dombrowik
Secretary
Ambassadors Group, Inc.
Dwight D. Eisenhower Building
2001 South Flint Road
Spokane, Washington 99224

> **Re:**   **Ambassadors Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 25, 2012**
> **File No. 000-33347**

Dear Mr. Dombrowik:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A – Preliminary Proxy Statement

General

1. Please clearly mark your proxy statement and form of proxy as "preliminary" copies as required by Rule 14a-6(e)(1).

2. As you are aware, Lane Five Partners LP has filed a proxy statement and is soliciting in favor of its own alternative slate of directors in connection with this Annual Meeting. Although your proxy statement does address the existence of the competing nominees and the solicitation being undertaken by Lane Five, it does not include a brief background discussion of the material contacts the company has had with Lane Five as they relate to the current contested election. Please revise.

General Information, page 1

3. We note that you may employ various methods to solicit proxies, including mail, telephone, or via the internet by directors, officers and regular employees of the Company. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Proposal No. 1, Election of Directors, page 3

4. We note that you have reserved the right to vote for substitute nominees "as the Board of Directors may designate." Please confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file revised proxy materials that (1) identify the substitute nominees, (2) disclose whether such nominees have consented to being named in the revised proxy materials and to serve if elected, and (3) include such substitute nominees in Appendix A. Please note that Rule 14a-4(d)(1) does not confer authority to vote for any person who is not a bona fide nominee.

Cost of Soliciting Proxies, page 50

5. We note you have a place-saver for the total cost of the solicitation. Please also disclose the expenditures to date. Please refer to Item 4(b)(4) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions

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       Jonathan Layne
       Jeff Thomas